Exhibit 97.1

Compensation Recovery Policy

WIPRO LIMITED

COMPENSATION RECOVERY POLICY

Background

The Board of Directors (“Board”) of Wipro Limited (the “Company”) has adopted this claw back policy called the Compensation Recovery Policy (the “Policy”), with effect from October 18, 2023. The Policy is intended to further the Company’s pay-for-performance philosophy and to comply with applicable law by providing rules related to the reasonably prompt recovery of certain incentive-based compensation received by executive officers in the event of an accounting restatement.

The Policy is intended to comply with, and will be interpreted in a manner consistent with, Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), with Exchange Act Rule 10D-1 and with the listing standards of the National Securities Exchange and the New York Stock Exchange (each, an “Exchange”) on which the securities of the Company are listed.

Accounting Restatements requiring application of the Policy

Any event that requires the Company to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under the securities laws, shall require application of this policy.

The policy shall also cover any required accounting restatement to correct an error in previously issued financial statements:

•
that is material to the previously issued financial statements; or
•
that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Applicability

This policy shall apply to the executive officers of the Company as defined in the Company’s Form 20-F. It shall cover the Executive Chairman, Chief Executive Officer & Managing Director, Chief Financial Officer of the Company and any other officer or former officer as may be determined by the Nomination and Remuneration Committee (the “Committee”) of the Board.

Determination of Incentive-based compensation

This policy prescribes recovery of incentive-based compensation (including performance linked stock options awarded as compensation) that is received, in excess of what would have been paid to the executive officer under the accounting restatement.

“Incentive-Based Compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure i.e., measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements. Such Incentive-Based Compensation is subject to recovery under this Policy if it was received (i) on or after October2, 2023, during the covered period while the Company has a class of securities listed on a national securities exchange, (ii) by a person after such person became an executive officer and the person served as an executive officer at any time during the performance period for the Incentive- Based Compensation.

Incentive-Based Compensation is “received” under the Policy in the Company’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, the Policy does not apply to Incentive-Based Compensation for which the financial reporting measure is attained prior to October 3, 2023.

For purposes of this Policy, “covered period” means the three completed fiscal years immediately preceding the date of determination of the accounting restatement. In addition, “covered period” can include certain transition periods resulting from a change in the Company’s fiscal year.

This may include:

1.
Non-equity incentive plan awards earned based wholly or partially on financial reporting measures

2.
Bonuses paid from a bonus pool, the size of which is determined based wholly or partially on financial reporting measures
3.
Other cash awards based on financial reporting measures
4.
Restricted stock units, performance share units, stock options, and stock appreciation rights that are granted or vest based wholly or in part on performance linked parameters
5.
Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on financial reporting measures

Recovery of excess compensation

The Company shall recover excess compensation in a reasonably prompt manner. Subject to applicable laws and guidelines, the Company may recover such excess compensation by requiring the executive officers to repay such amount by direct payment or such other means or combination of means, as the Company may deem appropriate.

The excess compensation shall be recovered in accordance with this Policy except to the limited extent that the conditions set forth below are met, and the Committee or the Board determines that recovery of such excess compensation would be impracticable:

1.
The direct costs of enforcing recovery would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such excess compensation, document such reasonable attempt(s) to recover, and provide that documentation to the appropriate Exchange; or
2.
Pursuing recovery would violate a law in the country where the Company was incorporated that was adopted prior to November 28, 2022. Before making this determination, the Company must obtain an opinion of home country counsel, acceptable to the appropriate Exchange, that recovery would result in such a violation, and must provide such opinion to the appropriate Exchange; or
3.
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements as such.

No-fault standard

The executive officers shall be subject to such recovery regardless of whether they contributed to the applicable accounting restatement. Even accounting restatements attributable to an inadvertent error would potentially subject executive officers to the recovery of previously received excess compensation.

Indemnification and Insurance

The Company shall not indemnify any current or former executive officer against the loss of erroneously awarded compensation. Further, the Company shall also not pay or reimburse executive officers for paying insurance premiums on a policy that covers potential recovery obligations.

Administration of the Policy

The Committee has full delegated authority to administer the Policy. The Committee is authorized to interpret and construe the Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Policy. All determinations of the Committee will be final and binding and will be given the maximum deference permitted by law.

The Committee or Board may review and modify the Policy from time to time.

If any provision of the Policy or the application of any such provision to any executive officer is adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of the Policy or the application of such provision to another executive officer, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

The Policy will terminate and no longer be enforceable when the Company ceases to be listed issuer within the meaning of Section 10D of the Exchange Act.